UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File No. 001-35971

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
SCHLAGE LOCK COMPANY LLC EMPLOYEE SAVINGS PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ALLEGION PLC
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

Schlage Lock Company LLC
Employee Savings Plan
December 31, 2015 and 2014

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Schlage Lock Company LLC Employee Savings Plan
Carmel, Indiana

We have audited the accompanying statements of net assets available for benefits of Schlage Lock Company LLC Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Schlage Lock Company LLC Employee Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen
Charlotte, North Carolina
June 23, 2016

Schlage Lock Company LLC
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments:
Plan's interest in Savings Plan Master Trust (Note 4), at fair value	$394,417,398	$387,569,433

Receivables:
Employer contributions receivable	623,405	761,789
Participant contributions receivable	395,437	589,942
Notes receivable from participants	5,839,348	5,552,913
Total receivables	6,858,190	6,904,644

Net assets available for benefits	$401,275,588	$394,474,077
The accompanying notes are an integral part of these financial statements.

Schlage Lock Company LLC
Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2015	2014
Additions to net assets attributable to:
Plan's interest in investment income of the Savings Plan Master Trust (Note 4)	$3,120,318	$24,764,540
Interest income on notes receivable from participants	230,764	204,689
Other income	207,506	160,877
Contributions
Participants	16,869,003	15,307,389
Employer	13,037,735	12,270,412
Employee rollover	2,994,270	1,853,996
Total contributions	32,901,008	29,431,797
Total additions	36,459,596	54,561,903

Deductions from net assets attributed to:
Participant withdrawals and distributions	30,431,185	31,256,867
Administrative expenses	77,574	53,466
Total deductions	30,508,759	31,310,333

Net increase prior to transfers	5,950,837	23,251,570

Transfers in from Ingersoll Rand Employee Savings Plan (Note 1)	850,674	1,250,560
Transfers in from Schlage Lock Company LLC Employee Savings Plan for Bargained Employees	—	13,252

Net increase	6,801,511	24,515,382

Net assets available for benefits
Beginning of period	394,474,077	369,958,695
End of year	$401,275,588	$394,474,077
The accompanying notes are an integral part of these financial statements.

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1	Description of Plan

The following brief description of the Schlage Lock Company LLC Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
History
The Plan is sponsored by Schlage Lock Company LLC (the "Company"), a U.S. subsidiary of Allegion plc ("Allegion"). The Company established the Plan effective December 1, 2013 when Allegion became a stand-alone public company after Ingersoll-Rand plc ("Ingersoll Rand") completed the separation of its commercial and residential security businesses (the "Spin-off"). The Plan includes the accounts of participants currently and formerly employed by Ingersoll Rand's commercial and residential security businesses whose employment with Ingersoll Rand terminated as a result of the Spin-off. As a result of the Spin-off, an Ingersoll-Rand Stock Fund was created in the Plan to hold the Ingersoll Rand shares received pursuant to the Spin-off.  The Ingersoll-Rand Stock Fund was closed to new investments and participants were free to diversify out of the Ingersoll-Rand Stock Fund to other investment options at any time. The first amendment to the Plan was executed on October 29, 2014 with an effective date of November 17, 2014. As a result of the amendment, the Ingersoll-Rand Stock Fund was formally terminated and any funds not re-allocated by the employee were transferred to the Plan’s default investment fund, which is the age appropriate target retirement date fund for the employee. The second amendment to this Plan was executed on October 27, 2015 with an effective date of November 19, 2015. As a result of the amendment, the Allegion Stock Fund was terminated and any funds not re-allocated by the employee were transferred to the Plan’s default investment fund, which is the age appropriate target retirement date fund for the employee.
General
The Plan is a defined contribution Plan covering eligible employees of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Schlage Lock Company LLC Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Schlage Lock Company LLC Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Schlage Lock Company LLC Benefits Design Committee approves recommended design changes to the Plan. The Schlage Lock Company LLC Benefits Investment Committee selects and approves the Plan’s investment options. Participants direct investments among the approved investment options. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Participation
All individuals employed by the Company are eligible to participate upon completion of any waiting period as defined in the Plan. The Plan excludes leased employees, non-resident aliens, and employees whose terms of employment are governed by a collective bargaining agreement.

Contributions
For those employees who are eligible to participate in the Plan, the Plan includes an automatic enrollment provision whereby a new employee is automatically enrolled in the Plan approximately 30 days after date of hire with a 2% pre-tax contribution that is invested in a default investment fund defined by the Plan. The current default investment is the age appropriate target retirement date fund for that employee. The employee may elect to not participate in the Plan or to change his or her contribution percentage and investment elections at any time. Payroll deductions, consequently, begin as soon as administratively feasible. Each year, participants may contribute up to 50% (in whole percentages) of their compensation, as defined in the Plan and subject to limits under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended ("IRC"). Participants may use before or after-tax dollars for part or all of their elective contributions.

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Participants also may rollover amounts representing distributions from other eligible retirement Plans to the Plan, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other participating defined contribution Plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a). Within the Savings Plan Master Trust, the Plan offers an interest-bearing cash option, self-directed brokerage accounts, and various commingled or mutual funds including target date retirement funds.
The Company contributes to the Plan via matching and non-matching contributions. The Plan provides company matching contributions of 100% of participants’ contributions up to 6% of eligible compensation. The Company’s matching contribution is contributed in cash to be invested in the same manner as the participant contributions. The Company also provides a non-matching core contribution equal to 2% of eligible compensation to participants employed as of June 30, 2012 who made a one-time irrevocable election to waive participation in the Ingersoll-Rand Pension Plan Number One and participants who were hired or rehired by the Company on or after July 1, 2013. Participants employed by Ingersoll Rand on June 30, 2012 who did not elect to waive participation in the Ingersoll-Rand Company Pension Plan Number One will be eligible for the non-matching contribution beginning on January 1, 2023 provided the Participant is continuously employed with the Company. Employees hired or rehired on or after December 1, 2013 are not eligible to receive the 2% non-matching contribution. Non-matching company contributions are made in cash and invested in the same manner as the participant contributions. In the event a participant does not have an investment election on file, Company contributions are invested in the Plan’s default investment fund, which is the age appropriate target date retirement fund for the participant.
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching and non-matching contributions and (c) Plan earnings (losses), net of investment management fees. Each participant's account is charged with an allocation of applicable administrative expenses. Allocations are based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching contribution portion of participants’ accounts is also immediately vested. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65, death or disability while employed.
Forfeited and Unallocated Plan Accounts
Company non-matching contributions forfeited are used to reduce future Company contributions. Unallocated assets are used to pay administrative expenses. Forfeited non-vested accounts and unallocated assets resulting from revenue sharing at December 31, 2015 and 2014 totaled $365,045 and $199,790. For the year ended December 31, 2015, $109,393 of forfeitures were used to reduce Company contributions and $29,850 of unallocated assets were used to pay administrative expenses. No forfeitures or unallocated assets were used to reduce Company contributions or to pay administrative expenses for the year ended December 31, 2014.
Revenue Sharing
The Plan receives revenue sharing fees from the trustee that can be used to pay for administrative expenses of the Plan. The Plan received revenue sharing fees of $207,506 and $160,877 during the years ended December 31, 2015 and 2014. These fees were recorded as Other Income in the Statements of Changes in Net Assets Available for Benefits. At December 31, 2015 and 2014, there were no material amounts owed to the Plan from the trustee for revenue sharing.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or 50% of their eligible account balance.

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Participants are permitted to have one outstanding loan at any given time. Loan terms range from 6 months to 5 years, however, a loan to acquire a principal residence may be for a term of up to 15 years. Loan terms for participants merged into the Plan remain at their original loan terms. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1.0% at the time of the loan. At December 31, 2015 and 2014, outstanding loans bore interest rates of 4.25%. Principal and interest are paid through payroll deductions.
Payment of Benefits
Upon termination of service, a participant with a vested account balance greater than $5,000 may leave their balance in the Plan or has three distribution options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments or partial distributions in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account (“IRA”). A participant with a vested account balance of $5,000 or less may only choose options (1) or (3). If a participant terminates employment and the participant’s account balance does not exceed $1,000, the Plan administrator will authorize the benefit payment without the participant’s consent. If the balance of the terminated participant’s account is between $1,000 and $5,000, the Plan Sponsor may authorize that the benefit payment be rolled into an IRA in the participant’s name. The Plan allows for in-service distributions if a participant reaches age 59½ and hardship distributions subject to Plan provisions.

2	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In July 2015, the FASB released Accounting Standards Update ("ASU") 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value and provide certain disclosures. Under the update, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. Part I is not applicable to the Plan. Part II simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. Further, the disclosure of information about fair value measurements should be provided by general type of plan asset. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. Part III allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. Part III is not applicable to the Plan. The ASU is effective for annual reporting periods beginning after December 15, 2015, however, early adoption was permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. The Plan adopted the Part II of ASU 2015-12 on a retrospective basis as of December 31, 2015.

Valuation of Investments
Plan investments are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Schlage Lock Company LLC Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The Statement of Changes in Net Assets Available for Benefits includes unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2015 and 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions
Participant and Company matching and non-matching contributions are contributed to the Plan on a weekly, bi-weekly or monthly basis, as outlined in the Plan document. Participant contributions for each investment option or portfolio are based on the participants’ elections.

Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company or through offsets and/or payments, which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options and are excluded from these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant and are included in these financial statements.

Benefit Payments
Benefit payments are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2015 and 2014.

Transfer of Assets to and from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

Subsequent Events
Management evaluated subsequent events for the Plan through June 23, 2016, the date the financial statements were issued.

3	Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014 and there have been no significant transfers between Level 1 and Level 2 categories.
Allegion Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Allegion, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. The Allegion Stock Fund was closed during 2015 and any funds not re-allocated by the employee were transferred to the Plan’s default investment fund, which is the age appropriate target retirement date fund for the employee. Such assets are classified as Level 2. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 1.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts consist mainly of common stock, government and corporate bonds and various other investment funds. These investments are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the daily NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

4	Investment in Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust, which was established for the investment of assets of the Plan and another participating defined contribution plan sponsored by the Company. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating plan has an undivided interest in the Savings Plan Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2015 and 2014 the Plan had a 98% participation in the Savings Plan Master Trust.

The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2015	2014
Investments, at fair value
Money market portfolio	$13,912,186	$15,354,533
Mutual funds	135,470,785	156,938,831
Common collective trusts	238,644,443	187,962,695
Self-directed brokerage accounts	14,459,739	7,395,365
Allegion Stock Fund	—	28,009,311
Total investments at fair value	$402,487,153	$395,660,735

The following summarizes the classification of the underlying investments in the Savings Plan Master Trust by level within the fair-value hierarchy as described in Note 3:

Investments at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$13,912,186	$—	$—	$13,912,186
Mutual funds	135,470,785	—	—	135,470,785
Self-directed brokerage accounts	14,459,739	—	—	14,459,739
Common collective trusts	—	238,644,443	—	238,644,443
Total investments at fair value	$163,842,710	$238,644,443	$—	$402,487,153

Investments at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$15,354,533	$—	$—	$15,354,533
Mutual funds	156,938,831	—	—	156,938,831
Self-directed brokerage accounts	7,395,365		—	7,395,365
Common collective trusts	—	187,962,695	—	187,962,695
Allegion stock fund (1)	—	28,009,311	—	28,009,311
Total investments at fair value	$179,688,729	$215,972,006	$—	$395,660,735
(1)     Represents investment in Allegion ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. This fund was fully divested in December 2015 pursuant to the plan amendment discussed in Note 1.

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

5	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in Company contributions.

6	Tax Status

The U.S. Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended since receiving the determination letter. However, Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and, therefore, believes that the Plan and the related trust is tax-exempt. As a result, no provision for income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or assets) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7	Party-In-Interest

Certain Plan investments held in the Savings Plan Master Trust are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation or depreciation of investments, as they are paid through revenue sharing, rather than a direct payment.

As described in Note 2, the Plan incurs expenses related to the administration of notes receivable from participants and benefit payments. Such fees were charged directly to the participant accounts and are included in administrative expenses for the years ended December 31, 2015 and 2014.

The Company also provides certain accounting, record-keeping, and administrative services to the Plan for which it receives no compensation. These transactions qualify as permitted party-in-interest transactions.

8	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

9	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Statement of Net Assets Available for Benefits to the Form 5500:

Schlage Lock Company LLC
Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	December 31,
	2015	2014
Net assets available for benefits per financial statements	$401,275,588	$394,474,077
Less: Employer contributions receivable at end of the year	623,405	761,789
Less: Participant contributions receivable at end of the year	395,437	589,942
Net assets available for benefits per Form 5500	$400,256,746	$393,122,346

The following is a reconciliation of net increase per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

	For the years ended December 31,
	2015	2014
Net increase per financial statements	$6,801,511	$24,515,382
Add: Employer contributions receivable at beginning of year	761,789	—
Add: Participant contributions receivable at beginning of year	589,942	—
Less: Employer contributions receivable at end of year	623,405	761,789
Less: Participant contributions receivable at end of year	395,437	589,942
Total net increase per Form 5500	$7,134,400	$23,163,651

This information is an integral part of the accompanying financial statements

Schedule I

Schlage Lock Company LLC Employee Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan Sponsor: Schlage Lock Company LLC
Employer Identification: 54-2139412
Plan Number: 002

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
	Participant loans *	Due 01/03/2016 - 08/16/2030 4.25%	—	$5,839,348
	TOTAL ASSETS (Held at End of Year)			$5,839,348

*	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHLAGE LOCK COMPANY LLC EMPLOYEE SAVINGS PLAN

Dated: June 23, 2016	By:	/s/ Peggy Mifflin

Name: Peggy Mifflin
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of CliftonLarsonAllen LLP